Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

June 29, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K filed August 15, 2008
File Number: 001-16633

Array BioPharma Inc. (the “Company,” “Array,” “us,” “our” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to Mr. R. Michael Carruthers on June 10, 2009 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the Definitive Proxy Statement filed September 23, 2008 for the Company’s 2008 annual meeting of stockholders (the “Proxy Statement”). The Staff’s letter follows the Company’s letters dated May 1, 2009 and March 17, 2009 responding to the comments of the Staff set forth in its letters dated April 14, 2009 and March 4, 2009, respectively, (the “Prior Comment Letters”) regarding the Form 10-K and the Proxy Statement.

The Company’s responses to the Staff’s comments are set forth below and, for ease of reference, we have reproduced your comments followed by the Company’s responses. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Proxy Statement or the Form 10-K, as applicable.

Once the Staff has reviewed the response set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

*****

Definitive Proxy Statement filed September 23, 2008

General

1.                                      In response to prior comments 1, 5 and 6, you state that you will include the requested disclosure regarding remaining aggregate potential milestone payments under your agreements with Eli Lilly, Genentech and InterMune, minimum, target and stretch financial goals and whether, and to what extent, each financial, discovery research, development and partnering goals were achieved in future filings.  Please provide us with a copy of the revised disclosure for your fiscal year ended June 30, 2008.

As requested by the Staff, we have provided below revised disclosure we would have included in the Form 10-K and the Proxy Statement for fiscal 2008, as applicable, in response to prior comments 1, 5 and 6. We expect to provide similar disclosure in our next Form 10-K and Proxy Statement, as applicable.

Disclosure of Aggregate Potential Milestone Payments

We expect to include disclosure similar to the following in our next Form 10-K relating to our collaborations with InterMune, Eli Lilly and Genentech, which for fiscal 2008 begins on page 7 of the Form 10-K.(1)

InterMune

During 2006, we produced and delivered cGMP clinical supplies of ITMN-191, and InterMune initiated a Phase 1 clinical trial.  We received a $500 thousand milestone payment in February 2007 after the first subject was dosed. We have the potential to earn an aggregate of $8.5 million in additional milestones based on InterMune’s achievement of remaining clinical objectives specified in the agreement.

Eli Lilly

We entered into a collaboration agreement with ICOS Corporation in 1999 to create small molecule CHK-1 inhibitors.  Our scientists and ICOS scientists invented IC83, and we received a milestone payment after the first patient was dosed with this molecule in a Phase 1 clinical trial in early 2007.  The agreement provided research funding, which has now ended, and we are entitled to receive an aggregate of $3.5 million in additional milestone payments based on Eli Lilly’s achievement of clinical milestones.  Eli Lilly acquired ICOS in 2007.

Genentech

In 2005 and in 2008, we expanded our collaboration with Genentech to develop clinical candidates directed against an additional third and fourth cancer target, respectively.  Under the agreement, we receive additional research funding, as well as an aggregate of $78.0 million in potential milestone payments and product royalties based on the success of each new program.  Genentech has the sole responsibility for clinical development and commercialization of any resulting products.  In July 2008,

(1)     New disclosure is shown in bold and underlined text and the deletion of certain disclosure is shown as stricken text.

Genentech extended the agreement for an additional two years of funded research through January 2011 and reduced the number of full-time equivalent scientists working on the program. Genentech may terminate its agreement with us upon 120 days’ notice.

Disclosure of Minimum, Target and Stretch Financial Goals and Extent Each Performance Goal Is Achieved

We expect to provide disclosure similar to the following in the Compensation Discussion and Analysis section of our next Proxy Statement under the heading “Elements of Our Compensation Program — Performance Bonus Program — Performance metrics” (which for fiscal 2008 appears on page 28 of the Proxy Statement) relating to the minimum, target and stretch financial goals following the bullet list describing the categories of performance metrics:

For fiscal 2008, the minimum, target and stretch financial goals were as follows:

	Minimum	Target	Stretch
Revenue	$33 million	$35 million	$37 million
Earnings (Loss) Per Share	$(1.92)	$(1.86)	$(1.82)
Year End Cash	$90 million	$94 million	$98 million

In addition, we expect to provide disclosure similar to the following in the Compensation Discussion and Analysis section of our next Proxy Statement under the heading “Elements of Our Compensation Program — Performance Bonus Program — Annual Performance Goals” (which for fiscal 2008 appears on page 28 of the Proxy Statement) relating to the extent to which each of the performance goals were achieved:

In determining the bonus awards for fiscal 2008, the Compensation Committee determined that the Company did not achieve the minimum revenue or EPS goals and achieved the stretch year end cash goal (resulting in a blended rate of 50% of the target financial goals). The Compensation Committee also determined that the Company achieved the target discovery research goal, the target development goal and the stretch partnering goal. After applying the weighting factors previously established by the Compensation Committee to each of the goals, this performance resulted in a total weighted average score of 95.0%, which was the score the Compensation Committee used to calculate the fiscal 2008 bonus amounts paid under the Performance Bonus Program.

Compensation Discussion and Analysis, page 25

Elements of Our Compensation Program, page 27

2.                                      We have reviewed your response to prior comment 4 regarding your discovery research goals.  To the extent that you have already publicly disclosed information regarding the company’s involvement with these programs, your analysis does not support your conclusion that you will suffer competitive harm if the discovery research goals are disclosed.  Please provide us with a copy of the revised disclosure that discloses each of the goals that relate to programs which the company has already publicly disclosed information.  In addition, please tell us whether you expect to provide similar disclosure in your next Form 10-K.  If you do not, please explain why you do not expect to provide this disclosure.

We note the Staff’s comment and will provide additional disclosure in our future filings relating to the discovery research goals under the Performance Bonus Program, as shown below. However, as discussed with the Staff in a telephone conference on June 16, 2009, the particular discovery programs were included in the description of the goals the Compensation Committee approved to illustrate for the Committee members the possible programs that may satisfy the applicable discovery research goals. The performance bonus tied to these goals would be earned, however, as long as the number and type of research goals approved by the Compensation Committee were achieved. The programs themselves are not relevant to the determination of the performance bonus that is earned.  As a result, and to the extent this remains the case in future fiscal years, we would exclude this information as it is not material to an investor’s understanding of the performance bonus tied to these goals.

Accordingly, we expect to provide disclosure similar to the following in the Compensation Discussion and Analysis section of our next Proxy Statement under the heading “Elements of Our Compensation Program — Performance Bonus Program — Performance metrics” (which for fiscal 2008 appears on page 28 of the Proxy Statement) following the bullet list describing the categories of performance metrics:

For fiscal 2008, the minimum, target and stretch discovery research goals were as follows:

	Minimum	Target	Stretch
Number of Filed INDs (or EU equivalent) or of GLP toxicology studies initiated	3	4	5

3.                                      We have reviewed your response to prior comment 4 regarding your development goals and partnering goals.  Your analysis does not support your conclusion that you will suffer competitive harm if the goals are disclosed.  It appears that all of the drug development programs and most of the trials for the programs that you identify in your development goals are discussed in the business section of your form 10-K filed on August 15, 2008.  In addition, it appears that your partnering goals are financial goals and you have not demonstrated how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information.  Please provide us with a copy of the revised disclosure that discloses each of the goals.  In addition, please tell us whether you expect to provide similar disclosure in your next Form 10-K.  If you do not, please explain why you do not expect to provide this disclosure.

Development Goals

We note the Staff’s comment and will provide additional disclosure in our future filings relating to the development goals under the Performance Bonus Program, as shown below. As with the discovery research goals, however, the programs listed in the schedule approved by the Compensation Committee serve to illustrate for the members of the Committee the possible programs that may satisfy the particular clinical development goal. With one exception in fiscal 2008 for ARRY-320 which we would disclose, achieving the particular clinical milestone, irrespective of the program, would result in credit being given toward satisfaction of the goal. Therefore, for the reasons discussed above with respect to the discovery research goals, we would not disclose the particular programs that may result in achievement of the development goals for any future periods for which this is the case.

Consequently, we expect to provide disclosure similar to the following in the Compensation Discussion and Analysis section of our next Proxy Statement under the heading “Elements of Our Compensation Program — Performance Bonus Program — Performance metrics” (which for fiscal 2008 appears on page 28 of the Proxy Statement) following the bullet list describing the categories of performance metrics:

For fiscal 2008, the minimum, target and stretch development goals were as follows:

	Minimum	Target	Stretch
Clinical Achievements	4	6	8

Initiate one Phase 3 trial

Initiate one or more Phase 2 trials

Complete one or more Phase 2 trials

Initiate one or more of the following:

•                  Initiate Phase 1b biomarker/signal searching trial

•                  Initiate Phase 1 and for ARRY-380 complete at least 3 cohorts

•                  Initiate Phase 1 trial

Partnering Goals

After further consideration of the Staff’s comment, we expect to include in our future filings the specific target amounts under the partnering goal, as shown below. However, we note that although this disclosure may appear in our future filings, we may conclude in any particular fiscal year that disclosure of the amounts under the partnering goal even on a historic basis would require us to disclose confidential business information that would result in competitive harm to our business. In that event, we would omit the information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and the standards set forth under Exemption 4 of the Freedom of Information Act, and discuss how likely it will be for Array to achieve the undisclosed target levels.

For example, if we were engaged in ongoing negotiations with a potential strategic partner to outlicense one or more of our programs at the time the proxy statement is filed, the potential partner would learn, using the targets for fiscal 2008, that the Company considered a transaction involving a $35 million upfront payment to be a stretch goal and therefore improbable or unlikely to be achieved. If we did not achieve the goal during the year, the partner would also know that we had been unsuccessful in closing a transaction involving these terms, which the party may conclude is an indication of the value of the program or programs it is negotiating to license. If we are attempting to obtain a higher upfront fee than indicated in the stretch partnering goal (or the target or minimum goal if these goals were similarly not achieved during the prior year) initially approved by the Compensation Committee several months prior, disclosure of this information during the course of our negotiations would significantly hinder our ability to negotiate for more favorable terms. As we stated in our prior response letter dated May 1, 2009, each of our partnering negotiations is complex and typically take many months to close. The financial terms of these agreements, including upfront payments, is strenuously negotiated by the parties. We strongly believe that disclosure of targeted upfront payment amounts, and the extent to which they were achieved, while we are negotiating a partnering transaction would put us at a serious competitive disadvantage.

Subject to the foregoing, we expect to provide disclosure similar to the following in the Compensation Discussion and Analysis section of our next Proxy Statement under the heading “Elements of Our Compensation Program — Performance Bonus Program — Performance metrics” (which for fiscal 2008 appears on page 28 of the Proxy Statement):

For fiscal 2008, the minimum, target and stretch partnering goals consist of total upfront cash payments or the value of equity premium received from new licensing transactions and were as follows:

Strategic Partnership	Minimum	Target	Stretch
Upfront Payment	$10 million	$20 million	$35 million

*****

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:	Robert E. Conway, Chief Executive Officer
Gil J. Van Lunsen, Chair of the Audit Committee
Kyle Lefkoff, Chair of the Compensation Committee
Carin M. Kutcipal, Esq., Hogan & Hartson LLP
Jarold B. Mittleider, KPMG LLP